DLA Piper LLP (US)

1251 Avenue of the Americas

New York, NY 10020-1104

www.dlapiper.com

Christopher C. Paci

christopher.paci@dlapiper.com

T  212.335.4970

F  212.884.8470

July 15, 2011

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Teavana Holdings, Inc.
Amendments Nos. 2 and 3 to Registration Statement on Form S-1
Filed June 5 and July 12, 2011, respectively
File No. 333-173775
Correspondence from Teavana Holdings, Inc. to the Securities and Exchange Commission
Filed July 13, 2011

Dear Mr. Owings:

On behalf of our client Teavana Holdings, Inc., a Delaware corporation (“Teavana” or the “Company”), we are submitting this letter (the “Response Letter”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of (i) the letter sent by the Company to the Staff on July 13, 2011 and (ii) the Company’s Amendments Nos. 2 and 3 to the Registration Statement on Form S-1 (File No. 333-173775) (as amended, the “Registration Statement”), to address changes to be made to the Registration Statement in response to the letter received from the Staff on July 14, 2011 (the “Comment Letter”).

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the Comment Letter, followed by the Company’s responses to the Staff’s comments.

Correspondence Dated July 13, 2011

1.	References to page numbers below represent page numbers of the revised pages to the prospectus included in your correspondence dated July 12, 2011 and/or July 13, 2011.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and advises the staff that the page numbers referenced in the below responses correspond to the revised pages to the prospectus included in the Company’s correspondence dated July 12, 2011 and/or July 13, 2011.

2.	We note your response to comment three of our letter dated July 12, 2011, however, we continue to note blanks that currently appear in the registration statement that do not appear to have been completed. As examples only, pages 4, 19, and 20 continue to exclude information that should be available for inclusion at this time and such information is not entitled to be omitted pursuant to Rule 430A. Please ensure that you have made consistent revisions throughout your prospectus or advise.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it will complete the open items that appear on pages 4, 19, and 20 of the Registration Statement and such other information that is not entitled to be omitted pursuant to Rule 430A when it files Amendment No. 4 to the Registration Statement (containing the red-herring prospectus).

Prospectus Summary, page 1

The Offering, page 5

3.	We note that you revised the amount of net proceeds from the offering used in computing as adjusted capitalization on page 25 and dilution on page 27. Please tell us whether you intend to revise the amount of net proceeds disclosed in the use of proceeds section to this summary of the offering and in Use of Proceeds on page 24.

RESPONSE TO COMMENT 3: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to revise the amount of net proceeds disclosed in the use of proceeds section of the prospectus summary and in Use of Proceeds on page 24 of the Registration Statement to correspond with the net proceeds from the offering used in computing as adjusted capitalization on page 25 and dilution on page 27 of the Registration Statement.

Dilution, page 27

4.	You disclose in the second paragraph that a $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) dilution to new investors by $.97. Please tell us how the increase (decrease) in dilution was computed.

RESPONSE TO COMMENT 4: In response to the Staff’s comment, the Company respectfully provides the following calculation to support the dilution to new investors given the impact of a $1.00 increase (decrease) in the assumed initial public offering price on page 27 of the Registration Statement.

Offering proceeds
$1 Increase per Share	$1 Decrease per Share
1,071,469	(1,071,469)	Variance in offering proceeds

(75,003)	75,003	Variance in offering expenses (1)

996,466	(996,466)	Variance in net offering proceeds
38,040,518	38,040,518	Number of shares outstanding after the offering (2)

$0.03	$(0.03)	Variance in pro forma net tangible book value per share attributable to new investors
$0.97	$(0.97)	Variance in dilution per share to new investors

(1)	Variance in offering expenses is limited to the Underwriting fee representing 7% of the proceeds to the Company from the sale of primary shares.
(2)	The number of shares outstanding after the offering is calculated using total common shares outstanding before the offering of 36,749,460, plus 1,071,429 shares issued by the Company and options to purchase 219,629 shares of common stock exercised by certain of the selling stockholders upon consummation of the offering.

Principal and Selling Stockholders, page 96

5.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Rocket Tea LLC. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

RESPONSE TO COMMENT 5: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Heidi Jacquin, the sole member and manager of Rocket Tea LLC, has voting and investment control over the shares held by Rocket Tea LLC. The Company will include the disclosure in the footnotes to the Principal and Selling Stockholders table in Amendment No. 4 to the Registration Statement to disclose such control.

6.	Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

RESPONSE TO COMMENT 6: The Company acknowledges the Staff’s comment and respectfully advises the Staff that no selling shareholder is a registered broker-dealer or an affiliate of a broker dealer.

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If you have any questions regarding this Response Letter, please do not hesitate to call me at 212.335.4970.

Very truly yours,

/s/ Christopher C. Paci

Christopher C. Paci

Enclosures

cc:	Andrew T. Mack
Daniel P. Glennon
Teavana Holdings, Inc.

Lori Turbé
Grant Thornton LLP

Michael J. Schiavone
Shearman & Sterling LLP

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